UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 6, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 July 2019 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A Stock Exchange Announcement dated 02 July 2019 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

3.             A Stock Exchange Announcement dated 15 July 2019 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

4.             A Stock Exchange Announcement dated 30 July 2019 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.             A Stock Exchange Announcement dated 31 July 2019 entitled ‘COMPLETION OF SALE OF VODAFONE NEW ZEALAND’

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 June 2019:

Vodafone’s issued share capital consists of 28,815,288,468 ordinary shares of US$0.20 20/21 of which 2,088,227,169 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,727,061,299. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The awards are in connection with the performance share awards granted on 30 June 2016 by the Company referred to in the Company’s 2019 Annual Report as 2017 long-term incentive (“GLTI”) awards. The vesting of the award was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.  For further details of the Vodafone Global Incentive Plan, please see the Company’s 2019 Annual Report, available at vodafone.com/ar2019.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.287037	573,708
		GBP 1.287037	270,873

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 573,708 Ordinary shares

Aggregated price of shares acquired: GBP 738,383.42

Aggregated volume of shares sold: 270,873 Ordinary shares

Aggregated price of shares sold: GBP 348,623.57

e)	Date of the transaction	2019-07-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Vesting of performance and retention shares as part of the Global Long Term Incentive (GLTI) and Global Long Term Retention (GLTR) plans for Senior Leadership Team members.

Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.287037	231,074
		GBP 1.287037	109,102

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 231,074 Ordinary shares

Aggregated price of shares acquired: GBP 297,400.79

Aggregated volume of shares sold: 109,102 Ordinary shares

Aggregated price of shares sold: GBP 140,418.31

e)	Date of the transaction	2019-07-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.287037	502,937
		GBP 1.287037	260,321

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 502,937 Ordinary shares

Aggregated price of shares acquired: GBP 647,298.53

Aggregated volume of shares sold: 260,321 Ordinary shares

Aggregated price of shares sold: GBP 335,042.76

e)	Date of the transaction	2019-07-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.287037	542,178
		GBP 1.287037	248,958

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 542,178 Ordinary shares

Aggregated price of shares acquired: GBP 697,803.15

Aggregated volume of shares sold: 248,958 Ordinary shares

Aggregated price of shares sold: GBP 320,418.16

e)	Date of the transaction	2019-07-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	António Coimbra
2	Reason for the notification
a)	Position/status	Vodafone Spain Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.287037	207,583
		GBP 1.287037	93,840

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 207,583 Ordinary shares

Aggregated price of shares acquired: GBP 267,167.00

Aggregated volume of shares sold: 93,840 Ordinary shares

Aggregated price of shares sold: GBP 120,775.55

e)	Date of the transaction	2019-07-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.287037	447,938
		GBP 1.287037	211,492

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 447,938 Ordinary shares

Aggregated price of shares acquired: GBP 576,512.78

Aggregated volume of shares sold: 211,492 Ordinary shares

Aggregated price of shares sold: GBP 272,198.03

e)	Date of the transaction	2019-07-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel & Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.287037	409,059
		GBP 1.287037	193,136

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 409,059 Ordinary shares

Aggregated price of shares acquired: GBP 526,474.07

Aggregated volume of shares sold: 193,136 Ordinary shares

Aggregated price of shares sold: GBP 248,573.18

e)	Date of the transaction	2019-07-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer – Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.287037	473,054
		GBP 1.287037	156,609

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 473,054 Ordinary shares

Aggregated price of shares acquired: GBP 608,838.00

Aggregated volume of shares sold: 156,609 Ordinary shares

Aggregated price of shares sold: GBP 201,561.58

e)	Date of the transaction	2019-07-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Vodafone Group Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.287037	430,709
		GBP 1.287037	203,358

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 430,709 Ordinary shares

Aggregated price of shares acquired: GBP 554,338.42

Aggregated volume of shares sold: 203,358 Ordinary shares

Aggregated price of shares sold: GBP 261,729.27

e)	Date of the transaction	2019-07-01
f)	Place of the transaction	London Stock Exchange (XLON)

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Options under the Vodafone Group Sharesave Plan were granted to the below participant on 12 July 2019 by the Company.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Option to purchase shares granted under the Vodafone Group Sharesave Plan, exercisable three (3) years from the savings contract start date provided that the required monthly savings are made.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.0258	13,160

d)	Aggregated information: volume, Price	Aggregated volume: 13,160 Ordinary shares Aggregated price: GBP 13,499.53
e)	Date of the transaction	2019-07-12
f)	Place of the transaction	Outside of trading venue

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of Shares and Conditional Award of Shares

Purchase of shares

The below participants purchased shares between 26 and 30 July 2019. The individuals chose to increase their shareholding levels either in connection with the Vodafone Global Incentive Plan or as a personal investment.  For further details of the Vodafone Global Incentive Plan, please see the Company’s 2019 Annual Report, available at vodafone.com/ar2019.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares as a personal investment.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5276	229,048

d)	Aggregated information: volume, Price	Aggregated volume: 229,048 Ordinary shares Aggregated price: GBP 349,893.72
e)	Date of the transaction	2019-07-29
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5276	115,707

d)	Aggregated information: volume, Price	Aggregated volume: 115,707 Ordinary shares Aggregated price: GBP 176,754.01
e)	Date of the transaction	2019-07-29
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.4528	6,861

d)	Aggregated information: volume, Price	Aggregated volume: 6,861 Ordinary shares Aggregated price: GBP 9,967.66
e)	Date of the transaction	2019-07-26
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5195	9,815

d)	Aggregated information: volume, Price	Aggregated volume: 9,815 Ordinary shares Aggregated price: GBP 14,913.89
e)	Date of the transaction	2019-07-29
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan and as a personal investment.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5183	2,614

d)	Aggregated information: volume, Price	Aggregated volume: 2,614 Ordinary shares Aggregated price: GBP 3,968.84
e)	Date of the transaction	2019-07-30
f)	Place of the transaction	London Stock Exchange (XLON)

Conditional award of shares

A conditional award of shares was granted to the below participant on 29 July 2019 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of this award is conditional upon continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 26 June 2022. The amounts shown below are the maximum amounts payable and will be reduced accordingly if the Company achieves less than maximum performance.  For further details of the Vodafone Global Incentive Plan, please see the Company’s 2019 Annual Report and Accounts, available at vodafone.com/ar2019.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance vesting on 26 June 2022.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.4600	48,030

d)	Aggregated information: volume, Price	Aggregated volume: 48,030 Ordinary shares Aggregated price: GBP 70,123.80
e)	Date of the transaction	2019-07-29
f)	Place of the transaction	Outside of trading venue

31 July 2019

VODAFONE GROUP COMPLETES SALE OF VODAFONE NEW ZEALAND

Vodafone Group Plc (“Vodafone”) has completed the sale of 100% of Vodafone New Zealand Limited (“VFNZ”) to a consortium comprising Infratil Limited and Brookfield Asset Management Inc. for a cash consideration equivalent to an Enterprise Value of NZ$3.4bn (€2.1bn1), implying an FY’19 multiple of 7.3x Adjusted EBITDA2 and 16.2x Adjusted OpFCF3.4

Vodafone and VFNZ have now entered into a Partner Market agreement, which includes use of the Vodafone brand, preferential roaming arrangements, access to Vodafone’s global IoT platform and central procurement function, and a range of services for the business and consumer markets.

Proceeds from the sale will be used to reduce Vodafone’s net debt.

Nick Read, CEO, Vodafone Group, said: “This transaction is a continuation of our strategy to optimise our portfolio and reduce our debt.  I am pleased we will continue our 21-year relationship with the business and talented team in New Zealand through a Partner Market agreement, delivering Vodafone’s technology and services to benefit the country as it transitions to a digital society.”

- ends -

Vodafone Group

Media Relations www.vodafone.com/media/contact	Investor Relations ir@vodafone.co.uk

1 Converted from NZ$ to € at a rate of 1.6464 (as of 31-Mar-19)

2 Net of pro-forma Vodafone Partner Market Agreement service fees

3 Adjusted OpFCF defined as Adjusted EBITDA minus capex

4 The selling entity is Vodafone Europe B.V., a 100% owned indirect subsidiary of Vodafone Group Plc

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 18 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 6, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary